Exhibit 12.1

For Immediate Release

Editorial Contacts:

Joe Greenhalgh, Director, Investor Relations – USA (510) 713-4430

Kristen Onken, Sr. Vice President and Chief Financial Officer – USA (510) 713-4430

Garreth Hayes, Public Relations Manager – Europe +41-(0) 21-863-5111

Nancy Morrison, Director, Corporate Communications – USA (510) 713-4948

Logitech Reports First Quarter Results

Sales Meet Growth Target; Operating Income, Gross Margin Driven Down in

Response to Challenging Retail Environment

FREMONT, Calif. and ROMANEL-SUR-MORGES, Switzerland – July 22, 2003 – Logitech International (Switzerland: LOGN) (Nasdaq:LOGI) today announced that its sales for the first fiscal quarter of 2004, ended June 30, 2003, were $218 million, up 12 percent over the same quarter last year. Gross margin for the quarter was 27.8 percent, compared with 34 percent last year. Operating income was $7.9 million, down 38 percent compared to the same quarter last year. Net income for the quarter was $5.7 million ($0.12 per share), down 47 percent from a year ago.

During the latter part of the first quarter – faced with weaker-than-expected demand and stronger-than-expected competition in some key categories of its retail business – Logitech implemented significant pricing actions, building on the Company’s ongoing promotional initiatives. In addition, strong sales in Logitech’s OEM business – 31 percent growth over the first quarter last year – resulted in a larger percentage of lower-margin OEM sales in the overall sales mix for the quarter.

“While the pricing actions in our retail business took a significant toll on our operating income for the quarter, we believe that the new pricing solidly positions our products in the retail channel,” said Guerrino De Luca, Logitech president and chief executive officer. “The more aggressive pricing, combined with our plans for higher levels of advertising and marketing, is intended to stimulate demand for our retail products. We also anticipate the fall introduction of highly differentiated new products – already previewed and lauded by our retail partners.”

Retail sales of Logitech’s corded computer mice – a high-margin product line – fell short of expectations. A driver of the shortfall was a 17 percent decline in the average selling price, when compared to the previous quarter, Q4 of Fiscal 2003. Retail sales of Logitech’s cordless desktops – a key growth product for the Company – also fell short of expectations.

A notable highlight for the quarter was Logitech’s strong growth in console gaming peripherals, driven by shipments to Sony of the USB Headset and EyeToy Camera for the Sony PlayStation 2. Logitech expects the console-gaming product category to continue to build momentum as the Company begins fall shipments of products it unveiled earlier this quarter at the E3 trade show.

Logitech also saw strong growth this quarter in its audio and webcam products. Combined retail and OEM revenue for audio products – speakers and headsets – was up 52 percent over the same quarter last year. And retail revenue for webcams was up 30 percent. The longer-term outlook for Logitech’s webcam business received a boost this quarter as the Company participated with Microsoft in the preview of MSN Messenger 6 – Logitech provides the integrated webcam capability for MSN Messenger’s video instant messaging.

Logitech continued market development for the Logitech® io™ Digital Pen. During the first quarter, the Company agreed to purchase an equity interest of approximately 10 percent of the Anoto Group, which supplies Logitech with technology for the pen. The equity investment, completed in July 2003, more firmly establishes the two companies’ strategic relationship formed for business and technology development of the digital pen and paper platform.

“We’re delighted and encouraged by the solid growth we see in many of our product lines,” said Guerrino De Luca. “Our mice and desktop products face significant challenges in the retail market, and our focus is on addressing those challenges through pricing, marketing, innovative new products, and cost improvements.

“Logitech has shown in the past that we have what it takes to fight and win in tough market conditions. I remain very confident in our long-term strategy and business model, in the strength of our team, and in our products. We will continue to focus on delivering solid results despite the current market conditions.

“As we pursue this strategy, our ability to reach our stated target of 15 percent growth in operating income for Fiscal Year 2004 – in spite of the first-quarter profit shortfall and the planned increase in marketing expenses – is dependent on the success of our marketing, our new-product initiatives and several product-cost improvements.”

For the second fiscal quarter, ending September 30, 2003, Logitech expects revenue of $270 million to $280 million, with operating income of $15 million to $17 million and gross margin of approximately 30 percent.

To discuss its earnings results for Q1 of Fiscal 2004 and its outlook for future periods, Logitech will conduct a teleconference today at 9:00 a.m. PDT/12:00 p.m. EDT/18:00 Central European Time. A live webcast of the teleconference will be accessible at http://www.logitech.com. A replay of this teleconference will be made available on the Logitech Web site. Please visit the Web site at least 10 minutes early to register for the teleconference webcast.

About Logitech

Logitech designs, manufactures and markets personal interface products that enable people to effectively work, play, and communicate in the digital world. With corporate headquarters through its U.S. subsidiary in Fremont, California, and regional headquarters through local subsidiaries in Switzerland, Taiwan and Hong Kong, Logitech International is a Swiss public company traded in Switzerland on the Swiss Stock Exchange (LOGN) and in the U.S. on the Nasdaq National Market System (LOGI). The company has manufacturing facilities in Asia and offices in major cities in North America, Europe and Asia Pacific.

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This press release contains forward-looking statements, including the statements regarding Logitech’s expected revenue, operating income and gross margin for the quarter ending September 30, 2003, its operating income for fiscal 2004, the expected impact of lower pricing, differentiated products and increased advertising and marketing on retail demand and future operating results, console-gaming category momentum and the webcam business outlook. These forward-looking statements involve risks and uncertainties that could cause Logitech’s actual performance to differ materially from that anticipated in these forward-looking statements. Factors that could cause actual results to differ materially include Logitech’s ability to heighten brand preference and stimulate demand for its products through increased advertising and marketing and the introduction of new products, our ability to successfully implement cost-reduction initiatives that improve gross margin, general economic and political conditions, the sales mix of our higher and lower margin retail and OEM products, an increase in the amount or frequency of price reductions and promotions in response to competitive factors, the timing of new product introductions by the Company and its competitors and their acceptance by the market, continued financial stability of our distributors, retailers and OEM customers, our ability to match production to demand and coordinate the worldwide manufacturing and distribution of our products in a timely and cost-effective manner, timely availability and pricing of products and components, the effect of fluctuations in exchange rates, as well as generally those additional factors set forth in our Annual Report on Form 20-F for the fiscal year ended March 31, 2003, and subsequent filings, available from the SEC’s Edgar database at www.sec.gov and upon request from Logitech by calling (510) 713-4220. Logitech does not undertake to update any forward-looking statements.

All trademarks are the property of their respective owners. For more information about Logitech and its products, visit the Company’s web site at www.logitech.com.

LOGITECH INTERNATIONAL S.A.

(In thousands of U.S. dollars) – Unaudited

CONSOLIDATED BALANCE SHEETS	June 30, 2003	March 31, 2003	June 30, 2002
Current assets
Cash and cash equivalents	$229,952	$218,734	$168,613
Accounts receivable	158,493	181,644	136,697
Inventories	125,994	124,123	112,743
Other current assets	47,131	38,762	37,395

Total current assets	561,570	563,263	455,448
Investments	980	1,458	2,276
Property, plant and equipment	39,714	38,914	38,701
Intangible assets
Goodwill	108,615	108,615	108,615
Other intangible assets	16,386	17,523	21,216
Other assets	7,835	8,529	8,094

Total assets	$735,100	$738,302	$634,350

Current liabilities
Short-term debt	$9,880	$10,102	$7,251
Accounts payable	116,722	129,326	98,109
Accrued liabilities	90,243	98,134	76,293

Total current liabilities	216,845	237,562	181,653
Long term debt	131,835	131,615	121,029
Other liabilities	3,552	3,563	3,449

Total liabilities	352,232	372,740	306,131
Shareholders’ equity	382,868	365,562	328,219

Total liabilities and shareholders’ equity	$735,100	$738,302	$634,350

LOGITECH INTERNATIONAL S.A.

(In thousands of U.S. dollars, except share, per share and ADS amounts) – Unaudited

	Quarter Ended June 30
CONSOLIDATED STATEMENTS OF INCOME	2003	2002
Net sales	$218,192	$195,064
Cost of goods sold	157,554	128,752

Gross profit	60,638	66,312

% of net sales	27.8%	34.0%
Operating expenses:
Marketing and selling	28,032	30,272
Research and development	14,595	12,903
General and administration	10,158	10,522

Total operating expenses	52,785	53,697

Operating income	7,853	12,615
Interest expense, net	(249)	(212)
Other income (expense), net	(483)	1,074

Income before income taxes	7,121	13,477
Provision for income taxes	1,424	2,695

Net income	$5,697	$10,782

Shares used to compute net income per share and ADS:
Basic	45,743,371	46,065,125
Diluted	48,056,428	52,542,417
Net income per share and ADS:
Basic	$0.12	$0.23
Diluted	$0.12	$0.22

LOGITECH INTERNATIONAL S.A.

(In thousands of U.S. dollars) – Unaudited

SUPPLEMENTAL FINANCIAL AND OTHER INFORMATION

	Quarter Ended June 30
	2003	2002
Depreciation	$5,861	$6,049
Amortization of other acquisition-related intangibles	1,377	1,253
Operating income	7,853	12,615
Operating income before depreciation and amortization	15,091	19,917
Capital expenditures	6,773	9,115